UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(Amendment No. 2)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

EMECO PTY LTD

(Issuer)

EMECO HOLDINGS LIMITED

EMECO CANADA LIMITED

EMECO INTERNATIONAL PTY LIMITED

EHL CORPORATE PTY LIMITED

EMECO PARTS PTY LIMITED

EMECO FINANCE PTY LIMITED

ENDURO SPA

EMECO HOLDINGS SOUTH AMERICA SPA

EMECO EQUIPMENT (USA) LLC

(Guarantors)

(Name of Applicants)

c/o Emeco Holdings Limited

Level 3, 71 Walters Drive

Osborne Park, Western Australia, 6017, Australia

Telephone: +618 9420 0205

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount*
9.250% Senior Secured Notes due 2022	Up to USD$360,000,000 aggregate principal amount

Approximate Date of Exchange Offer:

Approximate date of proposed public offering: on the implementation date of the Scheme of Arrangement referred to herein, which will be approximately March 31, 2017.

Name and Address of Agent for Service:

Colleen A. DeVries

SVP on behalf of National Corporate Research Ltd.

10 E. 40th Street, 10th floor

New York, NY 10016

With Copies to:

Kyle Pilkington

Baker & McKenzie. Wong & Leow

8 Marina Boulevard #05-01

Marina Bay Financial Centre Tower 1

Singapore 018981

Singapore

Telephone: +65 6434 2616

*	The actual aggregate principal amount of 9.250% Senior Secured Notes due 2022 (the “New Notes) to be issued pursuant an indenture among Emeco Pty Ltd (the “Issuer”), each of the guarantors listed on the cover page hereof (collectively, the “Guarantors”) and The Bank of New York Mellon (the “Trustee”) (the “Indenture”), may be less and depends upon the aggregate amount of the 9.875% Senior Secured Notes due 2019 (the “Existing Notes”) that are exchanged as described in Item 2 herein.

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification or (ii) such earlier date as the United States Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 2 to Application for Qualification of lndenture on Form T-3 (this “Amendment”) amends the Application for Qualification of Indenture on Form T-3 (the “Application”) filed by the Applicants on November 7, 2016, as previously amended by Amendment No. 1 dated February 6, 2017.

On February 10, 2017, Black Diamond (the beneficial owner of approximately 33% of the Existing Notes through its management of certain private investment funds) entered into an agreement with Ascribe II Investments LLC (“Ascribe”) pursuant to which Black Diamond will acquire approximately US$69,645,000 of Existing Notes (approximately 24.6% of Existing Notes) from Ascribe (the “Trade”). The Trade is expected to settle on March 1, 2017 and will result in Black Diamond holding approximately 57.7% of the Existing Notes. Following the Trade, Ascribe will hold 0% of the Existing Notes. Further details of the Trade and the result of Black Diamond’s increased holdings are described in the supplementary disclosure dated February 21, 2017 (the “Supplementary Disclosure”) that was sent to the holders of beneficial interests in the Existing Notes (the “Emeco Noteholders”).

This Amendment is being filed solely to provide updated information under Item 4, which has been amended and restated in full, and to file the Supplementary Disclosure as Exhibit T3E(3), which supplements and should be read together with the Scheme Document previously filed as Exhibit T3E(1) hereto. This Amendment is not intended to amend or delete any other part of the Application. All other information in the Application is unchanged and has been omitted from this Amendment.

MANAGEMENT AND CONTROL

ITEM 4.	DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939), respectively, of the Applicants as of the date of this application. The mailing address for each executive officer and director listed below is: Level 3, 71 Walters Drive, Osborne Park WA 6017 Australia.

Emeco Pty Ltd

Name	Position
Ian Matthew Testrow	Director
Justine Yen Ping Lea	Director
Thao Phuong Pham	Company Secretary

Emeco Holdings Limited

Name	Position
Peter Ian Richards	Director
Ian Matthew Testrow	Managing Director & Chief Executive Officer
John Raymond Cahill	Director
Erica Lee Smyth	Director
Thao Phuong Pham	Company Secretary

Emeco Canada Limited

Name	Position
Ian Matthew Testrow	Director
Justine Yen Ping Lea	Director
Geoffrey Robert Newman	Director
Randy Gogowich	Director

Emeco International Pty Limited

Name	Position
Ian Matthew Testrow	Director
Justine Yen Ping Lea	Director
Thao Phuong Pham	Company Secretary

EHL Corporate Pty Limited

Name	Position
Ian Matthew Testrow	Director
Justine Yen Ping Lea	Director
Thao Phuong Pham	Company Secretary

Emeco Parts Pty Limited

Name	Position
Ian Matthew Testrow	Director
Justine Yen Ping Lea	Director
Thao Phuong Pham	Company Secretary

Emeco Finance Pty Limited

Name	Position
Justine Yen Ping Lea	Director
Thao Phuong Pham	Company Secretary

Enduro SpA

Name	Position
Ian Matthew Testrow	Attorney
Geoffrey Newman	Attorney
Justine Yen Ping Lea	Attorney
Thao Phuong Pham	Attorney

Emeco Holdings South America SpA

Name	Position
Ian Matthew Testrow	Attorney
Geoffrey Newman	Attorney
Justine Yen Ping Lea	Attorney
Thao Phuong Pham	Attorney

Emeco Equipment (USA) LLC

Name	Position
Justine Yen Ping Lea	Manager & Officer

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises –

(a)	Pages numbered 1 to 4, consecutively.

(b)	The statement of eligibility and qualification of the trustee on Form T-1 (included as Exhibit T3G hereto).

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit Number	Description

T3A.1	Certificate of Registration of Emeco Pty Limited*

T3A.2	Certificate of Registration of Emeco Holdings Limited*

T3A.3	Certificate of Incorporation of Emeco Canada Limited*

T3A.4	Certificate of Registration of Emeco International Pty Limited*

T3A.5	Certificate of Registration of EHL Corporate Pty Limited*

T3A.6	Certificate of Registration of Emeco Parts Pty Limited*

T3A.7	Certificate of Registration of Emeco Finance Pty Limited*

T3A.8	Certificate of Registration of Enduro SpA (English translation)*

T3A.9	Certificate of Registration of Emeco Holdings South America SpA (English translation)*

T3A.10	Certificate of Formation of Emeco Equipment (USA) LLC*

T3B.1	Constitution of Emeco Pty Limited*

T3B.2	Constitution of Emeco Holdings Limited*

T3B.3	Articles of Incorporation of Emeco Canada Limited*

T3B.4	Constitution of Emeco International Pty Limited*

T3B.5	Constitution of EHL Corporate Pty Limited*

T3B.6	Constitution of Emeco Parts Pty Limited*

T3B.7	Constitution of Emeco Finance Pty Limited*

T3B.8	Constitution of Enduro SpA (English translation)*

T3B.9	Constitution of Emeco Holdings South America SpA (English translation)*

T3B.10	LLC Company Agreement of Emeco Equipment (USA) LLC*

T3C	Form of Indenture between Emeco Pty Limited and The Bank of New York Mellon for the 9.250% Senior Secured Notes due 2022*

T3D	Findings of the Court**

T3E(1)	Scheme Document*

T3E(2)	Election Form*

T3E(3)	Supplementary disclosure dated February 21, 2017

T3F	Trust Indenture Act Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive (included as part of Exhibit T3C)*

T3G	Statement of eligibility and qualification on Form T-1 of the Trustee.*

*	Previously filed.
**	To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, corporations, organized and existing under the laws of the Commonwealth of Australia, Canada, Chile and Delaware in United States of America have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, all in the city of Perth, Australia on the 24th day of February, 2017.

Emeco Pty Ltd

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

Emeco Holdings Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Ian Testrow
	Name:	Thao Phuong PHAM		Name:	Ian Testrow
	Title:	Company Secretary		Title:	Managing Director and CEO

Emeco Canada Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

Emeco International Pty Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

EHL Corporate Pty Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

Emeco Parts Pty Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

Emeco Finance Pty Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

Enduro SpA

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Ian Testrow
	Name:	Thao Phuong PHAM		Name:	Ian Testrow
	Title:	Company Secretary		Title:	Attorney / Manager

Emeco Holdings South America SpA

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Ian Testrow
	Name:	Thao Phuong PHAM		Name:	Ian Testrow
	Title:	Company Secretary		Title:	Attorney / Manager

Emeco Equipment (USA) LLC

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Manager

EXHIBIT INDEX

Exhibit Number	Description

T3A.1	Certificate of Registration of Emeco Pty Limited*

T3A.2	Certificate of Registration of Emeco Holdings Limited*

T3A.3	Certificate of Incorporation of Emeco Canada Limited*

T3A.4	Certificate of Registration of Emeco International Pty Limited*

T3A.5	Certificate of Registration of EHL Corporate Pty Limited*

T3A.6	Certificate of Registration of Emeco Parts Pty Limited*

T3A.7	Certificate of Registration of Emeco Finance Pty Limited*

T3A.8	Certificate of Registration of Enduro SpA (English translation)*

T3A.9	Certificate of Registration of Emeco Holdings South America SpA (English translation)*

T3A.10	Certificate of Formation of Emeco Equipment (USA) LLC*

T3B.1	Constitution of Emeco Pty Limited*

T3B.2	Constitution of Emeco Holdings Limited*

T3B.3	Articles of Incorporation of Emeco Canada Limited*

T3B.4	Constitution of Emeco International Pty Limited*

T3B.5	Constitution of EHL Corporate Pty Limited*

T3B.6	Constitution of Emeco Parts Pty Limited*

T3B.7	Constitution of Emeco Finance Pty Limited*

T3B.8	Constitution of Enduro SpA (English translation)*

T3B.9	Constitution of Emeco Holdings South America SpA (English translation)*

T3B.10	LLC Company Agreement of Emeco Equipment (USA) LLC*

T3C	Form of Indenture between Emeco Pty Limited and The Bank of New York Mellon for the 9.250% Senior Secured Notes due 2022*

T3D	Findings of the Court**

T3E(1)	Scheme Document*

T3E(2)	Election Form*

T3E(3)	Supplementary disclosure dated February 21, 2017

T3F	Trust Indenture Act Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive (included as part of Exhibit T3C)*

T3G	Statement of eligibility and qualification on Form T-1 of the Trustee.*

*	Previously filed.
**	To be filed by amendment.